NO ACT

PE
12-21-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004258

Received SEC

MAR 01 2016

Washington, DC 20549

March 1, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-1-16

Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 21, 2015

Dear Ms. Madden:

This is in response to your letters dated December 21, 2015 and January 29, 2016 concerning the shareholder proposal submitted to Pfizer by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated January 21, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jenika Conboy
State of New York
Office of the State Comptroller
jconboy@osc.state.ny.us

March 1, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2015

The proposal requests that the company issue a report describing the steps it has taken or will take to identify and remedy the flaws in its current distribution system for medicines listed in the formal execution protocols of certain U.S. states in order to prevent their sale to prisons for the purpose of aiding executions.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations. In this regard, we note that the proposal relates to the sale or distribution of its products. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 29, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2016 Annual Meeting
Supplement to Letter dated December 21, 2015
Relating to Shareholder Proposal of The New York State
Common Retirement Fund

Ladies and Gentlemen:

We refer to our letter dated December 21, 2015 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Pfizer's view that the shareholder proposal and supporting statement (the "Proposal") submitted by The New York State Common Retirement Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Pfizer in connection with its 2016 annual meeting of stockholders (the "2016 proxy materials").

This letter is in response to the letter to the Staff, dated January 21, 2016, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

I. The Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

As discussed in the No-Action Letter, the Proposal relates to Pfizer's sale or distribution of particular products, as well as the use of such products by customers. In particular, the Proposal requests a report "describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products," and the supporting statement asserts the belief that "there are critical flaws in the distribution system adopted by Hospira." Based on the no-action letter precedent described in the No-Action Letter, the issues focused on by the Proposal relate to ordinary business matters and, therefore, the Proposal is excludable under Rule 14a-8(i)(7).

Despite the plain language of the Proposal, and perhaps in light of the no-action precedent referenced above, the Proponent's Letter recharacterizes the Proposal as a request for a report on Pfizer's compliance with an existing policy. While not supported by the text of the Proposal, such alternative reading does not make the Proposal any less excludable under Rule 14a-8(i)(7). In this regard, the Staff has consistently taken the position that shareholder proposals relating to a company's adherence to business practices and policies and the conduct of compliance programs are excludable under Rule 14a-8(i)(7) as relating to ordinary business operations. For example, in *Sprint Nextel Corp.* (Mar. 16, 2010), the Staff permitted exclusion of a proposal that requested the board to cause the company to explain why it has failed to adopt an ethics code reasonably designed to deter wrongdoing by its chief executive officer and to promote ethical conduct, securities law compliance, and accountability for adherence to the ethics code by the chief executive officer. In granting relief, the Staff noted that "[p]roposals that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under rule 14a-8(i)(7)." *See also, e.g., Navient Corp.* (Mar. 26, 2015, *recon. denied* Apr. 8, 2015) (permitting exclusion of a proposal that requested a report on the company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws); *JPMorgan Chase & Co.* (Feb. 18, 2015) (permitting exclusion of a proposal requesting that the board adopt policy principles above and beyond the company's existing guidelines on policy engagement and political participation); *Raytheon Company* (Mar. 25, 2013) (permitting exclusion of a proposal that sought a report on the board's oversight of the company's efforts to implement provisions of certain anti-discrimination and fair labor laws); *FedEx Corp.* (July 14, 2009) (permitting exclusion of a proposal that urged the board to establish an independent committee to prepare a report discussing the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors). As in the precedent described above, to the extent that the Proposal seeks a report on Pfizer's compliance with its existing policy concerning the "Restricted Products," the Proposal relates to Pfizer's adherence to business practices and policies and the conduct of its compliance program and, therefore, the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal Does Not Focus on a Significant Policy Issue for Purposes of Rule 14a-8(i)(7).

Pfizer does not believe the Staff should recognize the topic of off-label use of legal prescription drugs in lethal injections as a new significant policy issue for purposes of Rule 14a-8(i)(7). While there may be some sporadic attention concerning the off-label use of legal prescription drugs in lethal injections, the issue has not been a consistent or sustained topic of widespread public debate. The Staff has previously indicated that whether the level of public debate has been consistent or sustained over a period of time is a factor in its determination of whether to recognize a new significant policy issue. *See, e.g., Sprint Nextel Corp.* (Feb. 10, 2012, *recon. denied* Mar. 29, 2012) (recognizing net neutrality and the Internet as a new significant policy issue in light of the "sustained public debate over the last few years..." and, in response to a reconsideration request, equating the phrases "sustained public debate" with "consistent topic of widespread public debate" in the determination of whether a proposal raises policy issues so significant that it would be appropriate for a shareholder vote).

Moreover, as discussed in the No-Action Letter, even if the Proposal were to touch on a potential significant policy issue, the Proposal's request is so broad so as to encompass ordinary matters, including Pfizer's sale and distribution of particular products, the use of such products by Pfizer's customers, Pfizer's adherence to business practices and policies, and the conduct of Pfizer's compliance program.

Accordingly, Pfizer believes that the Proposal does not focus on a significant policy issue and, therefore, the Proposal is excludable under Rule 14a-8(i)(7).

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2016 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

cc: Patrick Doherty, Director of Corporate Governance
Office of the Comptroller of the State of New York

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF LEGAL SERVICES
110 State Street – 14th Floor
Albany, NY 12236
Tel: (518) 474-3444
Fax: (518) 473-9104

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

VIA E-MAIL (shareholderproposals@sec.gov)

January 21, 2016

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Pfizer Inc. – No Action Request

Dear Counsel:

The Comptroller of the State of New York, Thomas P. DiNapoli, filed a shareholder proposal (the "Proposal") on behalf of the New York State Common Retirement Fund (the "Fund"), a beneficial owner of common stock of Pfizer Inc. ("Pfizer" or the "Company"), for inclusion in the Company's 2016 shareholder meeting proxy statement. I am responding on the Fund's behalf to the December 21, 2015 letter sent to the Securities and Exchange Commission ("SEC") by Margaret M. Madden, Vice President and Corporate Secretary, Chief Governance Counsel to the Company ("No Action Letter"). Pfizer contends that the Proposal may be excluded from its 2016 proxy statement pursuant to Rules 14a-8(i)(7) and 14a-8(i)(10) under the Securities Exchange act of 1934 and requests that the staff of the Division of Corporate Finance ("Staff") not recommend any enforcement action to the SEC if the Company does exclude the Proposal.

I have reviewed the Proposal, No Action Letter, and Rules 14a-8(i)(7) and 14a-8(i)(10) and it is my opinion that Pfizer has not met its burden of establishing that the Proposal is excludable. Therefore, the Proposal may not be omitted from Pfizer's 2016 proxy statement. In accordance with Rule 14a-8(k), a copy of this letter and its attachments is being delivered to Ms. Madden concurrent with its submission to your office.

The Fund's Proposal

The Proposal, in part, states:

> **Therefore it be resolved that:** Shareholders request that Pfizer issue a report at reasonable expense and excluding confidential information, describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted

> Products[1] in order to prevent their sale to prisons for the purpose of aiding executions.

The Proposal acknowledges that Pfizer already has a distribution system in place for the Restricted Products. A copy of the full Proposal is attached as Appendix A.

While the reported lapse in restrictions on the sale of lethal injections occurred at Hospira, Inc. ("Hospira"), the Fund has filed the Proposal at Pfizer, as it acquired Hospira as a wholly-owned subsidiary in September 2015. (No Action Letter, p. 2).

DISCUSSION

In seeking no-action relief, Pfizer contends that the Proposal is excludable from its 2016 proxy statement because it deals with matters relating to the Company's ordinary business operations (Rule 14a-8(i)(7)) and because the Company has substantially implemented the Proposal (Rule 14a-8(i)(10)). The Fund disagrees. Pfizer as not met its burden of persuasion under Rule 14a-8(g). As such, the Proposal may not be excluded.

ANALYSIS

Ordinary Business - Rule 14a-8(i)(7)

The Proposal Does Not Relate to Ordinary Business and is Not Excludable Under Rule 14a-8(i)(7)

1. The Proposal focuses directly on Pfizer's non-compliance with its own policy.

The Company asserts that the Proposal is excludable because it relates to the Company's ordinary business operations. Specifically, Pfizer argues that the Proposal relates to "the products Pfizer and its subsidiaries sell and the methods and procedures employed to ensure the efficacy of the restricted distribution system for those products" and, as such, it is fundamental to Pfizer's "day-to-day operations and cannot, as a practical matter, be subject to shareholder oversight." (No Action Letter, p. 4). However, the Company's argument mischaracterizes the Proposal.

In Staff Legal Bulletin No. 14A, July 12, 2002, Staff explains that "[r]ule 14a-8(i)(7) is one of the substantive bases for exclusions in Rule 14a-8. It provides a basis for excluding a proposal that deals with a matter relating to the company's ordinary business operations." The SEC Commission summarized the principal considerations of the ordinary business exception:

---

[1] The Proposal defines the term Restricted Products as "medicines listed in the formal execution protocols of certain US states, including sodium thiopental, propofol, midazolam, hydromorphone, pancuronium bromide, rocuronium bromide, vecuronium bromide, and potassium chloride."

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

SEC Release 34-40018 (May 21, 1998). In the instant matter, the Proposal is not demanding that the Company restrict the products it sells, nor does it delve into an area that it is within Pfizer's day to day operations, such as management of the workforce, decisions on production, and/or the retention of suppliers. Furthermore, the Proposal is distinguishable from the cases cited in the Company's No Action Letter, because it neither seeks to impose shareholder oversight on the sale, distribution or use of the Company's products, nor takes issue with the Company's existing policy regarding the restricted products. (No Action Letter, pg. 3). Instead, the subject matter of the Fund's Proposal is whether the Company's business practices comply with a policy, already in place, that restricts the use of its own products in lethal injections.

In short, the Proposal does not direct Pfizer to implement a policy. Instead, the Proposal requests that Pfizer prepare a report on the Company's compliance with a policy that it, Pfizer, has already adopted and implemented. After acquiring Hospira, Pfizer adopted and implemented a policy regarding the use of its products in lethal injections that, in most aspects, mirrored the policy Hospira already had in place. Media reports from September 2015 indicate that the state of Arkansas planned to resume executions in late 2015 after a 10-year gap, and that, in June 2015, it purchased potassium chloride with a Hospira label for use in these executions.[2] Now that Hospira is a wholly-owned subsidiary of Pfizer, shareholders look to Pfizer to determine how the reported sale of Restricted Products violated Pfizer's existing policy.

[2] http://www.theguardian.com/us-news/2015/sep/18/arkansas-lethal-injection-drug-execution-hikma
http://www.nytimes.com/2015/09/23/us/arkansas-objections-raised-over-use-of-drugs-in-executions.html?_r=0
http://bigstory.ap.org/article/8f0cf3f97c88452f99 31859e456d41c7/apnewsbreak-arkansas-execution-plan-may-use-uk-firms-drug

It is disingenuous for Pfizer to argue that this issue is one of ordinary business, when it has recognized the importance of the issue in question by adopting and implementing a policy restricting the use of its products in lethal injections and publishing this policy on its website.[3] Whether a Company is in compliance with its own policies is a matter of utmost importance to shareholders and an issue on that cannot be characterized as ordinary business.

2. The Proposal focuses directly on a significant policy issue.

While Rule 14a-8(i)(7) allows companies to exclude from proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that proposals relating to significant social policy issues transcend day-to-day business matters and raise issues so significant that they must be allowed to face a shareholder vote. SEC Release 34-40018 (May 21, 1998). The present Proposal is an example of such a proposal.

In evaluating a proposal in the context of Rule 14a-8(i)(7), the Staff has stated that its ordinary business assessment revolves around the subject matter of the proposal:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(1)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.

Staff Legal Bulletin 14E. The Proposal clearly focuses on a significant policy issue with a nexus to the Company's business: lethal injections and the Company's ability or inability to comply with its own policy that restricts the use of its drugs for such purposes.

Recent Staff communications have indicated that the Staff uses several criteria to determine whether a matter constitutes a significant policy issue: level of public debate and controversy on the issue, media coverage, regulatory activity, and legislative and Presidential involvement. Additionally, the Staff considers whether the subject matter constitutes a new issue or if it has ripened into a lasting public concern.

There has been public controversy in recent years about lethal injections as a means of carrying out death penalties; such controversy has influenced a campaign to prevent pharmaceutical companies from selling drugs with the potential for being used in executions.[4] For example, in 2011 a U.K. company known as Dream Pharma was found to be selling drugs to Arizona for use in its lethal injections.[5] Thereafter, the U.K. business secretary restricted exports on the products. Shortly thereafter, the E.U. imposed a ban on exports of drugs that could be used in lethal injections, which limited the ability of U.S. states to obtain drugs used in lethal

---

[3] http://www.pfizer.com/files/b2b/Global%20Policy%20Paper%20Lethal%20Injection%20Euthansia%202015.pdf
[4] http://www.nytimes.com/2014/05/03/us/flawed-oklahoma-execution-deeply-troubling-obama-says.html?_r=0
[5] http://www.theguardian.com/world/2011/jan/06/london-firm-supplied-drugs-us-executions

injection executions and slowed the rate of executions in those states.[6] The export restrictions thus spurred a search for alternative drugs by those U.S. states that allow the death penalty. Both Pfizer and Hospira waded into the public debate.

Sometime prior to its acquisition by Pfizer in 2015, Hospira released its position on the use of its products in lethal injections:

> Hospira makes its products to enhance and save the lives of the patients we serve, and, therefore, we have always publicly objected to the use of any of our products in capital punishment.
>
> Consistent with our goal of providing our customers uninhibited access to our products while restricting distribution for unintended uses, Hospira has implemented a restricted distribution system under which Hospira and its distributors have ceased the direct sale to U.S. prison hospitals of products, specifically pancuronium bromide, potassium chloride, propofol, midazolam, hydromorphone, rocuronium bromide and vecuronium bromide, that have been a part of, or are being considered by, some states for their lethal injection protocols.[7]

At or around the time of its acquisition of Hospira, Pfizer released its position on the use of its products in lethal injections or euthanasia:

> Pfizer's mission is to apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines.
>
> Pfizer makes it products to enhance and save the lives of the patients we serve. Pfizer does not seek FDA approval for use of our products in euthanasia or lethal injection, nor do we have any plans to do so.
>
> Consistent with our goal of providing our customers uninhibited access to our products while restricting distribution for unintended uses, Pfizer will continue to implement the restricted distribution system under which Hospira and its distributors had ceased the direct sale to U.S. prison hospitals of products, specifically pancuronium bromide, potassium chloride, propofol, midazolam, hydromorphone, rocuronium bromide and vecuronium bromide, that have been part of, or are being considered by, some states for their lethal injection protocols.[8]

---

[6] http://www.bbc.com/news/world-europe-16281016

[7] http://www.hospira.com/en/about_hospira/government_affairs/hospira_position_on_use_of_our_products

[8] http://www.pfizer.com/files/b2b/Global%20Policy%20Paper%20Lethal%20Injection%20Euthansia%202015.pdf

The Proposal focuses squarely on the significant policy issue of lethal injections. To the extent the Proposal relates to products offered by the Company, it does so in the context of seeking a report "describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products" and does not seek to direct the sale or manner of sale of particular products outside of the restrictions already placed by the Company.

Thus, the Proposal does not impermissibly intrude on day-to-day business and is similar to proposals the Staff determined could not be excluded as ordinary business, even though they related to products and services. For example, in *Amazon.com, Inc.* (March 25, 2015) the proposal sought a report on its process for identifying and analyzing human rights risks of the company's entire operations and supply chain, including risks posed by the use of their products. The company urged the proposal could be excluded under Rule 14a-8(i)(7) because, among other things, it implicated decisions related to products and services. The Staff, however, determined that because the proposal focused on the significant policy issue of human rights, the company could not omit the proposal from its proxy materials under Rule 14a-8(i)(7). Also, in *Yahoo! Inc.*, the proposal asked the company to adopt human rights principles to guide its business in China, including the prohibition of the sale of technologies and the provision of technological assistance. The Staff rejected the company's assertion that it could exclude the proposal because it addressed the sales of its good and services, finding instead that the proposal focused on the significant policy issue of human rights. Even a proposal clearly directed toward reporting on and accountability for sale of products and services, the sale of weapons related products and services, was found to not be excludable as relating to ordinary business given the link of the products and services in question to a significant policy issue. *ITT Corp.* (March 12, 2008). See also *Textron, Inc.* (March 1, 1977); *Lockheed Martin Corporation* (January 31, 2001).

To the extent the Proposal touches on products sold by Pfizer or its subsidiaries, it raises significant policy issues and transcends ordinary business. As such, it cannot be excluded from the 2016 Proxy Materials under Rule 14a-8(i)(7).

Substantial Implementation - Rule 14a-8(i)(10)

The Company has not Substantially Implemented the Proposal; Therefore it is Not Excludable Under Rule 14a-8(i)(10)

The Company asserts that the Proposal may be excluded from the 2016 Proxy Materials under Rule 14a-8(i)(10) based on its existing commitment to restrict distribution of its medicine for lethal injections. In order for the Company to meet its burden of proving substantial implementation pursuant to Rule14a-8(i)(10), it must show that its activities met the guidelines and essential objective of the Proposal. *See Exelon Corp.* (Feb. 26, 2010).

The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Consequently, an evaluation of substantial implementation requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See e.g. *Wal-Mart Stores, Inc.* (March 29, 2011); *The Proctor & Gamble Company* (Aug 4. 2010); *Exelon Corp.* (Feb. 26, 2010). Thus, when a company can demonstrate that it has already taken action that meets most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Proposal seeks a report on the Company's non-compliance with its policy to restrict the use of its products in lethal injections. It cannot be enough that a company simply implements a policy, when reports suggest that it is failing to comply.

In its No Action Letter, the Company states that it believes it has substantially implemented the Proposal, "the essential objective of which is to inform shareholders of the ways in which it works to restrict distribution of its medicine for unapproved and unintended uses." Specifically, the Company states that its policy statement, which it contends substantially implements the Proposal, "informs Pfizer's shareholders that 'Pfizer will continue to implement the restricted distribution system under which Hospira and its distributors had ceased the direct sale to U.S. prison hospitals of products . . . that have been part of, or are being considered by, some states for their lethal injection protocols." Yet, media reports alleging non-compliance strongly rebut the Company's assertion of the policy's substantial implementation.

A simple comparison of the Proposal to Pfizer's policy establishes that if the Proposal were included in the Proxy Materials and approved by the Company's shareholders, the Company would, in fact, be required to take further action to implement the Proposal. If approved, the Proposal would require the Company to produce a report that analyzes whether its distribution system for the Restricted Products is effective and thereby give Pfizer the opportunity to correct any discovered problems expeditiously. The Company has not demonstrated that it has implemented disclosures substantially consistent with the Proposal. Pfizer has neither pointed to analyses consistent with that requested by the Proposal, nor has Pfizer committed to investigate how its Restricted Products were sold to the state of Arkansas or ways to ensure that its products do not end up distributed for unapproved or unintended uses.

CONCLUSION

Based on the foregoing, I respectfully request that the Staff concur that Pfizer has failed to carry its burden of showing that the Proposal is excludable under either Rule 14a-8(i)(7) or 14a-8(i)(10). The Proposal does not relate to the Company's ordinary business, rather it directs the Company to report specifically on its non-compliance with a policy that was self-initiated, self-adopted, and self-implemented. Furthermore, the Company has not substantially implemented the Proposal, when it would be required to take further action if the Proposal were adopted by shareholders. Accordingly, I respectfully ask you to advise that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Should any additional information be helpful, please contact me.

Very truly yours,

Jenika Conboy
Senior Attorney

cc: Margaret M. Madden, Pfizer, Inc.
Patrick Doherty, NYSCRF

APPENDIX A

POLICY ON DEATH PENALTY DRUGS

Whereas, public controversy and human rights concerns regarding the use of the death penalty have escalated in recent years, in particular after a 2014 execution in Oklahoma received considerable public attention due to its prolonged duration and the convict's apparently unexpected physical reaction after lethal injection drugs were administered;

In September of 2015 Pfizer acquired the drug manufacturer Hospira, which produces or has produced a number of medicines listed in the formal execution protocols of certain US states, including sodium thiopental, propofol, midazolam, hydromorphone, pancuronium bromide, rocuronium bromide, vecuronium bromide and potassium chloride (hereafter, the "Restricted Products");[i]

In January 2015 Hospira was identified as a supplier of medicines used in the execution of Dennis McGuire in Ohio, who reportedly gasped and convulsed while the lethal cocktail of drugs was administered, leading Mr McGuire's family to bring litigation against the company;[ii,iii]

Hospira issued a public statement confirming that the company opposed the misuse of medicines in executions and had implemented a restricted distribution system covering seven products likely to be sought by states for use in executions;[iv]

It appears, however, that there are critical flaws in the distribution system adopted by Hospira. These flaws have resulted in at least one state Department of Corrections reportedly being able to purchase quantities of Hospira medicines for use in lethal injection executions. The Associated Press reported in September of this year that the state of Arkansas had purchased potassium chloride made by Hospira and intended to use it in eight scheduled executions;[v]

It is to be noted that other companies which manufacture many of the same drugs as Hospira have implemented more rigorous restricted distribution systems, and these have been proven to be effective. The systems implemented by these companies ensure that Restricted Products are sold through authorised distribution channels to legitimate medical users only, and not allowed to be diverted through uncontrolled channels to prisons for use in capital punishment procedures;[vi]

Pfizer, as sole owner of Hospira, is now exposed to the commercial and reputational risks associated with involvement in executions in the USA. The controversies surrounding lethal injection drugs could put Pfizer's role and reputation as a provider of health oriented products in jeopardy. There is also the possibility of increased financial and legal risk to the Company resulting from the actual use of its products in executions;

Therefore it be resolved that: Shareholders request that Pfizer issue a report at reasonable expense and excluding confidential information, describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products in order to prevent their sale to prisons for the purpose of aiding executions.

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[i] http://www.pfizer.com/news/press-release/press-release-detail/pfizer_completes_acquisition_of_hospira
[ii] http://edition.cnn.com/2014/01/16/justice/ohio-dennis-mcguire-execution/
[iii] http://www.nytimes.com/2014/01/26/us/family-sues-in-protracted-ohio-execution.html?_r=0
[iv] http://www.hospira.com/en/about_hospira/government_affairs/hospira_position_on_use_of_our_products
[v] http://www.theguardian.com/us-news/2015/sep/18/arkansas-lethal-injection-drug-execution-hikma
[vi] http://propofol-info.com/Voluntary-Distribution-Controls.htm

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 21, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2016 Annual Meeting
Omission of Shareholder Proposal of The New York State
Common Retirement Fund

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The New York State Common Retirement Fund (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Therefore it be resolved that**: Shareholders request that Pfizer issue a report at reasonable expense and excluding confidential information, describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products in order to prevent their sale to prisons for the purpose of aiding executions.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2016 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations; and

- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal.

III. Background

On November 9, 2015, Pfizer received the Proposal, accompanied by a cover letter from the Proponent and a letter from J.P. Morgan (the "Broker Letter"), via email. On November 12, 2015, Pfizer sent a letter to the Proponent informing it of the 500-word limit under Rule 14a-8(d) and of Pfizer's belief that the Proposal exceeded such limit (the "Deficiency Letter"). On November 13, 2015, Pfizer received a revised Proposal. Copies of the Proposal, cover letter, the Broker Letter, the Deficiency Letter and the revised Proposal are attached hereto as Exhibit A.

The Proposal relates to certain products (referred to in the Proposal as the "Restricted Products")[1] sold by Hospira, Inc. ("Hospira"), a provider of injectable drugs and infusion technologies. Pfizer acquired Hospira on September 3, 2015, resulting in Hospira becoming a wholly-owned subsidiary of Pfizer.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary

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[1] The "Restricted Products" identified in the Proposal are sodium thiopental, propofol, midazolam, hydromorphone, pancuronium bromide, rocuronium bromide, vecuronium bromide and potassium chloride. Pfizer notes that it has discontinued the manufacture and sale of sodium thiopental when Hospira ceased to manufacture it, which was 2011.

business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has consistently taken the position that shareholder proposals relating to the sale or distribution of particular products, as well as the use of such products by customers, are excludable under Rule 14a-8(i)(7) as relating to ordinary business operations. For example, in *FMC Corp.* (Feb. 25, 2011, *recon. granted* Mar. 16, 2011), the Staff permitted the company to exclude a proposal that sought "a legitimate product stewardship program" by requesting, in part, a report that proposed changes to prevent further perceived misuse of the company's insecticides and pesticides suspected to have been used to harm wildlife and humans. In granting relief, the Staff concluded that the proposal related to "products offered for sale by the company." *See also Wal-Mart Stores, Inc.* (Mar. 20, 2014) (permitting exclusion of a proposal requesting board oversight relating to the formulation of policies that determine whether the company should sell a product that "especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand," where the proposal identified guns with high capacity magazines as its principal concern); *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service because the proposal related to "products and services offered for sale by the company"); *Johnson & Johnson* (Feb. 22, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company work with the FDA "to add warning on labels to all Levaquin tablets, and injection solutions informing all patients that Levaquin has a 'Black Box' Warning," noting that "[p]roposals concerning the manner in which a company sells particular products are generally excludable under rule 14a-8(i)(7)").

As in the precedent described above, the Proposal relates to Pfizer's sale or distribution of particular products, as well as the use of such products by customers. In particular, the Proposal requests a report "describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products in order to prevent their sale to prisons for the purpose of aiding executions." Through its use of the term "Restricted Products," the supporting statement focuses on the sale of eight specific medicines (sodium thiopental, propofol, midazolam, hydromorphone, pancuronium bromide, rocuronium bromide, vecuronium bromide and potassium chloride) that are likely to be sought by states for use in capital punishment.[2] In addition, the supporting statement underscores the Proposal's concern with the distribution of those products by taking issue with what it characterizes as "flaws" in Pfizer's distribution system and by referencing more rigorous distribution systems put in place by other manufacturers to ensure that the products are "sold through authorized distribution channels." The Proposal ends by indicating that, with regard to these Restricted Products, its aim is to "prevent their sale to prisons for the purpose of aiding executions." Decisions such as these, involving the products Pfizer and its subsidiaries sell and the methods and procedures employed to ensure the efficacy of the restricted distribution system for those products, are fundamental to Pfizer's day-to-day operations and cannot, as a practical matter, be subject to shareholder oversight.

Even if the Staff were to conclude that the Proposal relates to a significant policy issue, the Proposal is so broad that it includes matters related to Pfizer's ordinary business operations. The fact that a proposal may touch upon potential public policy considerations does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff has consistently permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc.* (Feb. 3, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relates to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request

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[2] As discussed above, Pfizer has discontinued the manufacture and sale of sodium thiopental.

is so broad as to encompass ordinary business matters (*i.e.*, Pfizer's sale and distribution of particular products).

Accordingly, consistent with the precedent described above, Pfizer believes that the Proposal may be excluded from its 2016 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Deere & Co.* (Nov. 13, 2012); *Duke Energy Corp.* (Feb. 21, 2012); *Exelon Corp.* (Feb. 26, 2010); *ConAgra Foods, Inc.* (July 3, 2006); *The Gap, Inc.* (Mar. 16, 2001); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Pfizer believes that it has substantially implemented the Proposal, the essential objective of which is to inform shareholders of the ways in which it works to restrict distribution of its medicine for unapproved and unintended uses. Pfizer is committed to preventing the use of its products in capital punishment, while also ensuring that they are made available to patients who need them for legitimate medical purposes. This commitment is expressly set forth in Pfizer's Position on Use of Our Products in Lethal Injection or Euthanasia (the "Policy Statement"), which is publically available on Pfizer's website[3] and a copy of which is attached hereto as Exhibit B. The Policy Statement informs Pfizer's shareholders that "Pfizer will continue to implement the restricted distribution system under which Hospira and its distributors had ceased the direct sale to U.S. prison hospitals of products . . . that have been part of, or are being considered by, some states for their lethal injection protocols." In addition, it discusses the difficulties inherent in establishing a necessarily complex distribution system that both implements Pfizer's position against improper use of its products yet also guarantees that these medicines reach even remote and underserved clinics. It also describes some of the challenges Pfizer seeks to overcome in ensuring the proper use of its medicines, including managing distribution channels that may not be entirely within its control.

Given that the Policy Statement already informs shareholders of the steps Pfizer takes to restrict the distribution of products such as the Restricted Products and specifically to prevent their use in capital punishment, Pfizer believes it has satisfied the Proposal's essential objective. Therefore, as in the precedent described above, Pfizer's policies compare favorably with the Proposal. Accordingly, Pfizer believes that the Proposal is excludable under Rule 14a-8(i)(10) as substantially implemented.

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2016 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

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[3] The Policy Statement can be found at http://www.pfizer.com/b2b/index.

Very truly yours,

Margaret M. Madden

Enclosures

cc: Patrick Doherty, Director of Corporate Governance
Office of the Comptroller of the State of New York

<u>EXHIBIT A</u>

(see attached)

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 9, 2015

Ms. Margaret Madden
Vice President, Corporate Secretary
and Chief Governance Counsel
Pfizer Inc.
235 East 42nd St.
New York, NY 10017-5755

Dear Ms. Madden:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Pfizer Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Pfizer decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

POLICY ON DEATH PENALTY DRUGS

Whereas, public controversy and human rights concerns regarding the use of the death penalty have escalated in recent years, in particular after a 2014 execution in Oklahoma received considerable public attention due to its prolonged duration and the convict's apparently unexpected physical reaction after lethal injection drugs were administered;

In September of 2015 Pfizer announced that it had acquired the drug manufacturer Hospira, which produces or has produced a number of medicines listed in the formal execution protocols of certain US states, including sodium thiopental, propofol, midazolam, hydromorphone, pancuronium bromide, rocuronium bromide, vecuronium bromide and potassium chloride (hereafter, the "Restricted Products");[i]

In January 2015 Hospira was identified as a supplier of medicines used in the execution of Dennis McGuire in Ohio, who reportedly gasped and convulsed while the lethal cocktail of drugs was administered, leading Mr McGuire's family to bring litigation against the company;[ii,iii]

Hospira issued a public statement confirming that the company opposed the misuse of medicines in executions and had implemented a restricted distribution system covering seven products likely to be sought by states for use in executions;[iv]

It appears, however, that there are critical flaws in the distribution system adopted by Hospira. These flaws have resulted in at least one state Department of Corrections reportedly being able to purchase quantities of Hospira medicines for use in lethal injection executions. The Associated Press reported in September of this year that the state of Arkansas had purchased potassium chloride made by Hospira and intended to use it in eight scheduled executions;[v]

Fortunately, the court stopped these executions from going ahead, but the concerns around the faulty distribution system adopted by Hospira remain very much a live issue, as states across the country are scrambling to procure addition supplies of execution drugs;[vi]

It is to be noted that other companies which manufacture many of the same drugs as Hospira have implemented more rigorous restricted distribution systems, and these have been proven to be effective. The systems implemented by these companies ensure that Restricted Products are sold through authorised distribution channels to legitimate medical users only, and not allowed to be diverted through uncontrolled channels to prisons for use in capital punishment procedures;[vii]

Hospira is now solely owned by Pfizer. In this regard, Pfizer is now exposed to the commercial and reputational risks associated with involvement in executions in the USA. The controversies surrounding lethal injection drugs could put Pfizer's role and reputation as a provider of health oriented products in jeopardy. There is also the possibility of increased financial and legal risk to the Company resulting from the actual use of its products in executions;

Therefore it be resolved that: Shareholders request that Pfizer issue a report at reasonable expense and excluding confidential information, describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products in order to prevent their sale to prisons for the purpose of aiding executions.

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[i] http://www.pfizer.com/news/press-release/press-release-detail/pfizer_completes_acquisition_of_hospira
[ii] http://edition.cnn.com/2014/01/16/justice/ohio-dennis-mcguire-execution/
[iii] http://www.nytimes.com/2014/01/26/us/family-sues-in-protracted-ohio-execution.html?_r=0
[iv] http://www.hospira.com/en/about_hospira/government_affairs/hospira_position_on_use_of_our_products

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

November 9, 2015

Ms. Margaret M. Madden
Vice President, Corporate Secretary, Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Madden:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Pfizer Inc. continuously for at least one year as of and including November 9, 2015.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 19,275,032.00 shares of common stock as of November 9, 2015 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Patrick Doherty – NSYCRF
Eric Shostal – NYSCRF
Tana Harris - NYSCRF

Suzanne Y. Rolon
Director – Corporate Governance
Legal Division

Pfizer Inc.
235 East 42nd Street, 19/6, New York, NY 10017
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 12, 2015

Mr. Patrick Doherty
State of New York
Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane, 30th Floor
New York, NY 10038

Re: Shareholder Proposal for 2015 Annual Meeting of Shareholders: Policy on Restricted Products

Dear Mr. Doherty:

This letter will acknowledge receipt on November 9, 2015 of the letter dated November 9, 2015 from the Office of the New York State Comptroller (the "proponent") to Pfizer Inc. submitting a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") for consideration at our 2016 Annual Meeting of Shareholders.

Rule 14a-8(d) under the Exchange Act specifies that any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2016 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

We will reach out soon to arrange a convenient time to speak. If you have any questions, please feel free to contact me directly.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Madden, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

From: Patrick Doherty
Date: November 13, 2015 at 3:26:51 PM CST
To: Suzanne Rolon
Subject: Edited NYS Shareholder Proposal

Ms. Rolon -
In response to your letter of November 12, please see the attached edited version (<500 words) of the shareholder proposal we sent to your company on November 9th.

- Patrick Doherty

Patrick Doherty
Director - Corporate Governance
Office of the State Comptroller
59 Maiden Lane, 30th Floor
New York, New York 10038
212.383.1428 (Tel.)
212.383.1331 (Fax)

POLICY ON DEATH PENALTY DRUGS

Whereas, public controversy and human rights concerns regarding the use of the death penalty have escalated in recent years, in particular after a 2014 execution in Oklahoma received considerable public attention due to its prolonged duration and the convict's apparently unexpected physical reaction after lethal injection drugs were administered;

In September of 2015 Pfizer acquired the drug manufacturer Hospira, which produces or has produced a number of medicines listed in the formal execution protocols of certain US states, including sodium thiopental, propofol, midazolam, hydromorphone, pancuronium bromide, rocuronium bromide, vecuronium bromide and potassium chloride (hereafter, the "Restricted Products");[i]

In January 2015 Hospira was identified as a supplier of medicines used in the execution of Dennis McGuire in Ohio, who reportedly gasped and convulsed while the lethal cocktail of drugs was administered, leading Mr McGuire's family to bring litigation against the company;[ii,iii]

Hospira issued a public statement confirming that the company opposed the misuse of medicines in executions and had implemented a restricted distribution system covering seven products likely to be sought by states for use in executions;[iv]

It appears, however, that there are critical flaws in the distribution system adopted by Hospira. These flaws have resulted in at least one state Department of Corrections reportedly being able to purchase quantities of Hospira medicines for use in lethal injection executions. The Associated Press reported in September of this year that the state of Arkansas had purchased potassium chloride made by Hospira and intended to use it in eight scheduled executions;[v]

It is to be noted that other companies which manufacture many of the same drugs as Hospira have implemented more rigorous restricted distribution systems, and these have been proven to be effective. The systems implemented by these companies ensure that Restricted Products are sold through authorised distribution channels to legitimate medical users only, and not allowed to be diverted through uncontrolled channels to prisons for use in capital punishment procedures;[vi]

Pfizer, as sole owner of Hospira, is now exposed to the commercial and reputational risks associated with involvement in executions in the USA. The controversies surrounding lethal injection drugs could put Pfizer's role and reputation as a provider of health oriented products in jeopardy. There is also the possibility of increased financial and legal risk to the Company resulting from the actual use of its products in executions;

Therefore it be resolved that: Shareholders request that Pfizer issue a report at reasonable expense and excluding confidential information, describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products in order to prevent their sale to prisons for the purpose of aiding executions.

---

[i] http://www.pfizer.com/news/press-release/press-release-detail/pfizer_completes_acquisition_of_hospira
[ii] http://edition.cnn.com/2014/01/16/justice/ohio-dennis-mcguire-execution/
[iii] http://www.nytimes.com/2014/01/26/us/family-sues-in-protracted-ohio-execution.html?_r=0
[iv] http://www.hospira.com/en/about_hospira/government_affairs/hospira_position_on_use_of_our_products
[v] http://www.theguardian.com/us-news/2015/sep/18/arkansas-lethal-injection-drug-execution-hikma
[vi] http://propofol-info.com/Voluntary-Distribution-Controls.htm

EXHIBIT B

(see attached)

Pfizer's Position on Use of Our Products in Lethal Injections or Euthanasia

Pfizer's mission is to apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines.

Pfizer makes its products to enhance and save the lives of the patients we serve. Pfizer does not seek FDA approval for use of our products in euthanasia or lethal injection, nor do we have any plans to do so.

Consistent with our goal of providing our customers uninhibited access to our products while restricting distribution for unintended uses, Pfizer will continue to implement the restricted distribution system under which Hospira and its distributors had ceased the direct sale to U.S. prison hospitals of products, specifically pancuronium bromide, potassium chloride, propofol, midazolam, hydromorphone, rocuronium bromide and vecuronium bromide, that have been part of, or are being considered by, some states for their lethal injection protocols.

In the United States, these products are distributed through a complex, vast supply chain that is comprised of hundreds of primary and secondary distributors, the latter of which specialize in delivering product to the smallest and most remote clinics, in order that the medicines reach patients in need. Our distribution plan, which restricts the sale of these seven products for unintended uses, implements our publicly stated position against improper use of our products and, most importantly, doesn't stand in the way of patient access to these critical medications. However, due to the complex supply chain and the gray market in the United States, despite our efforts, Pfizer cannot guarantee that a U.S. prison could not secure restricted products through other channels not under Pfizer's control.

Pfizer's highest priority remains to provide unencumbered access to our medications for patients who rely on them every day. We continue to believe that efforts to influence policy on capital punishment are best directed at legislators who have the authority and ability to establish policy.

ABOUT THESE PRODUCTS:

Propofol, pancuronium bromide, midazolam, hydromorphone, rocuronium bromide, vecuronium bromide and potassium chloride are FDA-approved, medically necessary drugs administered by licensed medical professionals, thousands of times a day, in efforts to treat illness or save the lives of patients in hospitals around the world. They are well established within the medical community and continue to serve important needs in surgical procedures and other treatments.

Pfizer offers these products because they save or improve lives, and markets them solely for use as indicated in the product labeling.